

Mail Stop 4631

February 7, 2018

<u>Via E-Mail</u>
Mr. Nicholas Kovacevich
Chairman and Chief Executive Officer
Kush Bottles, Inc.
1800 Newport Circle
Santa Ana, CA 92705

> **Re:** **Kush Bottles, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-3**
> **Filed January 25, 2018**
> **File No. 333-221910**
> **Annual Report on Form 10-K**
> **for the fiscal year ended August 31, 2017**
> **Filed November 28, 2017**
> **File No. 0-55418**

Dear Mr. Kovacevich:

We reviewed your amended registration statement and annual report and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>S-3</u>

<u>General</u>

1. Disclosure on the prospectus' front cover page indicates that the aggregate market value of your outstanding voting common stock held by non-affiliates was $282.3 million, based upon a closing sale price of your common stock of $7.30 per share on January 24, 2018, which would translate into approximately 38,671,233 shares of

your common stock. Tell us how you arrived at this calculation because public sources such as Yahoo Finance are reporting a significantly lower public float.

Incorporation of Certain Documents by Reference, page 38

2. Incorporate by reference the Form 8-K filed May 4, 2017 and the Form 8-K/A filed July 6, 2017. See Item 11(b) of Form S-3.

10-K

Note 2 – Acquisition of CMP Wellness, LLC, page F-17

3. We note that the acquisition of CMP resulted in goodwill that currently accounts for 63% of total assets and 75% of total equity and that this goodwill represents "synergies unique to the Company." Please expand your disclosure to provide a more thorough discussion of these synergies. Refer to ASC 805-30-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Tracie Towner Mariner, Staff Accountant, at (202) 551-3744 or Jenn Do, Staff Accountant, at (202) 551-3743 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
        Josef B. Volman, Esq.
        Chad J. Porter, Esq.
        Burns & Levinson LLP
        125 Summer Street
        Boston, MA 02110